UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER
                                                          333-120681
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                                                        CUSIP NUMBER
                                                         86707Q 10 7
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                                   (Check One)
|_| Form 10-KSB   |_| Form 20-F   |_| Form 11-K   |X| Form 10-QSB
|_| Form 10-D     |_| Form N-SAR  |_| Form N-CSR

                  For Period Ended: March 31, 2005

                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR
                  For the Transition Period Ended:  __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

                            Sunbelt Bancshares, Inc.
                             Full Name of Registrant

                                       N/A
                            Former Name if Applicable


                           1625 North Stemmons Freeway
            Address of Principal Executive Office (Street and Number)


                               Dallas, Texas 75207
                           (City, State and Zip Code)

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

      The Registrant is a new Section 15(d) filer as a result of its recently effective registration statement. The Registrant is an organizational stage company formed for the purpose of becoming a registered bank holding company for a proposed Texas state bank. The Registrant has been required to devote significant management resources to the commencement of its initial public offering, the completion of which is a condition precedent of the federal bank regulatory agencies to begin active business operations. As a result, without incurring unreasonable effort and expense, management was unable to complete its Quarterly Report on Form 10-QSB and provide sufficient time for its independent registered public accounting firm to review the subject report. The Registrant intends to file its Form 10-QSB within the prescribed period allowed by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV--OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification


             Jerry Burnett            (214)            217-3971
                (Name)             (Area Code)     (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Sunbelt Bancshares, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 17, 2005                   By:      /s/ Jerry Burnett
                                               -----------------------
                                      Name:    Jerry Burnett
                                      Title:   Chief Executive Officer